NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF
THE BANK OF N.T. BUTTERFIELD & SON LIMITED

The 2017 Annual General Meeting of The Bank of N.T. Butterfield & Son Limited (the “Bank”) will be held at 10.00 a.m. Bermuda time on Friday, 28 April 2017 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI) 40 Crow Lane, East Broadway Pembroke, Bermuda for the purpose of voting upon the following proposals:

(1)	To receive and adopt the financial statements for the year ended 31 December 2016 and auditor’s report thereon.

(2)	To appoint PricewaterhouseCoopers as auditor, and to authorise the Board of Directors, acting through the Audit Committee, to set their remuneration.

(3)	To fix the maximum number of Directors at twelve.

(4)	To elect each of the following individuals as a Director to hold office until the close of the 2018 Annual General Meeting or until his or her successor is elected or appointed:

E. Barclay Simmons Michael Collins Alastair Barbour James Burr Caroline Foulger Conor O’Dea
Wolfgang Schoellkopf John Wright
David Zwiener

(5)	To authorise the Board of Directors to fill the vacancies on the Board as and when it deems fit.

(6)
To generally and unconditionally authorise the Board of Directors, in accordance with the Bank’s Bye-laws, to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights over or otherwise dispose of all the authorised but unissued share capital of the Bank to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

Only Shareholders of record, as shown on the transfer books of the Bank, as of the close of business on 16 March 2017 are entitled to notice of, and to attend and vote at, the 2017 Annual General Meeting.

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND IN ANY EVENT SO THAT IT IS RECEIVED NOT LATER THAN 11:59 P.M. EST ON FRIDAY, 21 APRIL 2017 IF YOU DO NOT PLAN TO ATTEND THE MEETING.

IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT.

By Order of the Board,

Mr. E. Barclay Simmons Chairman of the Board

27 March 2017 Hamilton, Bermuda
THE BANK OF N.T. BUTTERFIELD & SON LIMITED
65 Front Street
Hamilton HM 12 Bermuda

2017 Annual General Meeting 28 April 2017

PROXY STATEMENT

The Board of Directors (“the Board”) of The Bank of N.T. Butterfield & Son Limited (“the Bank”) is soliciting the accompanying proxy form to be voted at the 2017 annual general meeting of the Bank to be held at 10.00 a.m. Bermuda Time on Friday, 28 April 2017 at the Tradewinds Auditorium, Bermuda Underwater Exploration Institute (BUEI) 40 Crow Lane, East Broadway Pembroke, Bermuda (“the Annual General Meeting”), and any adjournments thereof.

Only holders of the ordinary shares, par value BD$0.01 per share, of the Bank (“the Common Shares”) of record as of the close of business on Thursday 16 March 2017 (“the Record Date”) will be entitled to vote at the Annual General Meeting. As of the close of business on the Record Date, there were outstanding 54,244,834 Common Shares entitled to vote at the meeting, with each Common Share entitling the holder of record on such date to one vote.

Any Shareholder wishing to vote by giving a proxy must deliver a completed proxy to MUFG Fund Services (Bermuda) Limited, The Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08 Bermuda, no later than 11:59 p.m. EST on Friday, 21 April 2017. When a proxy is properly executed and returned, the Common Shares to which it relates will, subject to any direction to the contrary, be voted in the manner indicated on the proxy with respect to the proposals specified in the “Notice of Annual General Meeting” attached hereto. Any Shareholder who has given a proxy may revoke it prior to its exercise by providing the Secretary of the Bank with written notice of revocation (provided such notice is given in sufficient time to permit the necessary examination and tabulation of the revocation before the vote is taken), by voting in person at the Annual General Meeting or by executing a later-dated proxy (provided such later-dated proxy is received no later than 11:59 p.m. EST on Friday, 21 April 2017).

The affirmative vote of a simple majority of the votes cast by holders of outstanding Common Shares at the Annual General Meeting, is required for approval of the proposals specified in the “Notice of Annual General Meeting” accompanying this Proxy Statement; provided that a quorum is present of at least two persons present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting. Holders of Common Shares who are present in person or by proxy but who abstain from voting will be counted towards the quorum but will not be considered as voting.

This Proxy Statement, the accompanying Notice of Annual General Meeting and the accompanying proxy form are first being mailed to Shareholders on or before 27 March 2017.

The Board knows of no specific matter to be brought before the Annual General Meeting which is not referred to in the accompanying Notice of Annual General Meeting.

Background of the Proposed Directors

In relation to Proposal 4, the election of Directors, biographical information is provided for each person proposed: E. Barclay Simmons, Michael Collins, Alastair Barbour, James F. Burr, Caroline Foulger, Conor O’Dea,Wolfgang Schoellkopf, John Wright and David Zwiener.

E. Barclay Simmons

Mr Simmons joined the Board in 2011. Currently, he is one of the founding Partners and the Chief Executive Officer of ASW Law Limited, a commercial law firm. Previously, Mr Simmons was an investment banker with Goldman, Sachs & Co. in New York. Mr Simmons is a former Director/Chairman of the Investment Committee of the Bermuda Monetary Authority, the Argus Group Holdings Limited, and the Public Funds Investment Committee, responsible for the investment of pension funds for the Government of Bermuda. Mr Simmons received a Master’s in Business Administration from Harvard Business School, a Bachelor of Laws (Honours) from the University of Kent at Canterbury and was called to the Bar of England and Wales. Mr Simmons was previously a serving Infantry Officer in the Bermuda Regiment, having completed the Territorial Army Commissioning Course at the Royal Military Academy Sandhurst.

Michael Collins

Mr. Collins joined the Board in September of 2015 when he was named Chief Executive Officer of the Bank. Prior to this appointment, Mr Collins was Senior Executive Vice President with responsibility for all of the Bank’s client businesses in Bermuda, including Corporate, Private and Retail Banking, as well as the Operations, Custody and Marketing functions in Bermuda and the Cayman Islands. Mr Collins has 31 years’ experience in financial services, having held progressively senior positions at Morgan Guaranty Trust Company in New York and later at Bank of Bermuda and HSBC in Bermuda. Before joining the Bank in 2009, Mr Collins was Chief Operating Officer at HSBC Bank Bermuda. Mr Collins holds a BA in Economics from Brown University.

Alastair Barbour

Mr. Barbour joined the Board in 2012. He is a Chartered Accountant with more than 25 years’ experience providing auditing and advisory services to publicly traded companies, primarily in the financial services industry. Mr Barbour was employed with KPMG from 1978 until his retirement in 2011. During his time there, he held various positions both locally and overseas. In 1985, he was named Partner at KPMG (Bermuda). Mr Barbour’s most recent position was head of KPMG’s Financial Services Group in Scotland. Currently, Mr Barbour sits on the board of directors of several listed and unlisted companies, including RSA Insurance Group plc and Phoenix Group Holdings Limited. Mr Barbour trained with Peat, Marwick, Mitchell & Co. in London and holds a Bachelor of Science from the University of Edinburgh. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

James F. Burr

Mr. Burr joined the Board in 2016. Mr Burr was appointed as a director upon Carlyle’s designation pursuant to the Investment Agreement. Presently Mr Burr is a Managing Director in the Global Financial Services Group of The Carlyle Group, where he focuses on investing in management buyouts, growth capital opportunities and strategic minority investments in financial services. Prior to joining Carlyle, Mr Burr served as Corporate Treasurer of Wachovia Bank where he was responsible for activities relating to funding, investing, risk transference, balance sheet management, liquidity and capital usage. He has served in various other roles at Wachovia Bank including as Assistant Treasurer, Controller of the Corporate and Investment Bank and Management Analyst since 1992. Mr Burr began his career at Ernst & Young, where he was a certified public accountant focused on banking and computer audit issues. Mr Burr formerly served on the board of directors of Central Pacific Financial Corp.

Caroline Foulger

Ms. Foulger joined the Board in 2013. Prior to her retirement in 2012, Ms Foulger was a Partner with PricewaterhouseCoopers Bermuda, where she led the firm’s insurance and public sector groups. She holds directorship positions with several listed and private companies. Ms Foulger graduated with honours from University College, University of London. Currently she is either a Fellow or Member of several professional bodies, namely the Institute of Chartered Accountants in England and Wales, Institute of Chartered Professional Accountants of Bermuda and the Institute of Directors.

Conor O’Dea

Mr. O’Dea joined the Board in 2016 following his retirement as the Group’s President & Chief Operating Officer and Managing Director of Butterfield Bank (Cayman) Limited. He joined Butterfield in 1989 and was named Managing Director, Butterfield Bank (Cayman) Limited in 1997. In 2010 he was named Senior Executive Vice President, Caribbean and in 2011 Senior Executive Vice President, International Banking. Mr O’Dea is a Chartered Accountant who has worked in the financial services industry in the Cayman Islands and Internationally for over 25 years. He is a past President of the Cayman Islands Chamber of Commerce and past President of the Cayman Islands Bankers Association. Mr O’Dea holds a Bachelor of Commerce degree from the University College Dublin and has been a Fellow of Chartered Accountants in Ireland since 1995.

Wolfgang Schoellkopf

Mr. Schoellkopf joined the Board in 2010. Mr Schoellkopf currently manages a private investment company, PMW Capital Management. He is a former Executive Vice President and Treasurer of Chase Manhattan Bank. He also served as Vice Chairman and Chief Financial Officer of First Fidelity Bank and Chief Executive Officer of Bank Austria Group’s US operations. In addition to serving as a director of the Bank Mr Schoellkopf has served on the boards of Santander Bank, Santander Holdings USA, and Santander Consumer Finance. His previous board memberships include BPW Acquisition Corporation, Sallie Mae Corporation (1997-2014), Bank Austria Cayman Islands (2001 - 2008), Great Lakes Insurance Company ( 1994 - 1998) and First Fidelity Bank (1990- 1997). Mr. Schoellkopf was educated at the University of California at Berkeley, the University of Munich and Cornell University.

John Wright

Mr. Wright joined the Board in 2002. He served as a non-executive director of Butterfield UK from 2001 to 2014. Mr Wright retired as chief executive of Clydesdale & Yorkshire Banks in 2001. He is a visiting Professor at Heriot-Watt University Business School.    He serves as non executive chairman and board member of several UK and overseas companies. He is also a past President of the Irish Institute of Bankers and a past Vice President of the Chartered Institute of Bankers in Scotland. Mr Wright was educated at Daniel Stewarts College Edinburgh.

David Zwiener

Mr. Zwiener joined the Board in 2016. Mr Zwiener is an Operating Executive of The Carlyle Group. From 25 January 2015 to 18 March 2016 Mr Zwiener was Interim CEO at PartnerRe Ltd. Since 2010 Mr Zwiener has been a Principal in Dowling Capital Partners. Prior to joining Dowling Capital Partners Mr Zwiener was Chief Financial Officer of Wachovia Corporation. From 1995 to 2007 Mr Zwiener served in increasingly responsible positions at The Hartford rising to President and Chief Operating Officer - Property & Casualty. He previously served as a director of CNO Financial Group, The Hartford and Sheridan Healthcare, Inc. Mr Zwiener received an A.B. degree from Duke University and an M.B.A. from the Kellogg School of Management at Northwestern University.

Proposals

PROPOSAL 1

FINANCIAL STATEMENTS AND AUDITOR’S REPORT

To receive and adopt the financial statements for the year ended 31 December 2016 and auditor’s report thereon.

The Board recommends that the Shareholders agree to receive and adopt the financial statements for the year ended 31 December 2016 and auditor’s report.

The Board recommends that the Shareholders approve Proposal 1.

PROPOSAL 2

APPOINTMENT OF AUDITORS AND AUDITOR REMUNERATION

To appoint PricewaterhouseCoopers as auditor, and to authorise the Board, acting through the Audit Committee, to set their remuneration.

The Board recommends that the Shareholders appoint PricewaterhouseCoopers as auditor of the Bank and authorise the Board, acting through the Audit Committee, to set their remuneration.

The Board recommends that the Shareholders approve Proposal 2.

PROPOSAL 3 NUMBER OF DIRECTORS
To fix the number of Directors at twelve.

The Shareholders have previously fixed the number of Directors at twelve. The Board proposes no change be made in this respect and recommends that the Shareholders fix the number of Directors at twelve.

The Board recommends that the Shareholders approve Proposal 3.

PROPOSAL 4 ELECTION OF DIRECTORS
To elect each of E. Barclay Simmons, Michael Collins, Alastair Barbour, James F. Burr, Caroline Foulger, Conor O’Dea, Wolfgang Schoellkopf, John Wright and David Zwiener as a Director of the Bank to hold office until the close of the 2018 Annual General Meeting or until his or her successor is elected or appointed.

The Board has approved each of these persons for election as a Director and recommends that the Shareholders approve Proposal 4.

PROPOSAL 5 BOARD VACANCIES
To authorise the Board of Directors to fill the vacancies on the Board as and when it deems fit.

The Board recommends that the Shareholders approve Proposal 5.

PROPOSAL 6

GENERAL MANDATE TO ISSUE SHARES

To generally and unconditionally authorise the Board of Directors, in accordance with the Bank’s Bye-laws, to dispose of or transfer all or any treasury shares, and to issue, allot or grant options, warrants or similar rights over or otherwise dispose of all the authorised but unissued share capital of the Bank to such person(s), at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

Pursuant to Regulation 6.21 of the Listing Regulations of the Bermuda Stock Exchange, the Shareholders

are being asked to give a mandate authorising the Board to dispose of or transfer all or any treasury shares, and to issue all of the authorised but unissued share capital of the Bank to such person(s) at such times and for such consideration and upon such terms and conditions as the Board may determine.

The Board recommends that the Shareholders approve Proposal 6.

VOTE REQUIRED

The affirmative vote of a simple majority of the votes cast by holders of outstanding Common Shares voting as a single class at the Annual General Meeting, is required for approval of the proposals specified in the “Notice of Annual General Meeting” accompanying this Proxy Statement; provided that a quorum of at least two present in person and representing in person or by proxy in excess of 25% of the total issued shares entitled to vote at the meeting is present. If the Proposals are approved by the Shareholders, they will become effective immediately.

RECOMMENDATION BY THE BOARD OF DIRECTORS

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSAL NOS. 1, 2, 3,
4, 5 and 6
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